Mail Stop 3561

				April 7, 2006

By Facsimile and U.S. Mail

Mr. Vincent Russo
Chief Accounting Officer
Phillips-Van Heusen Corporation
200 Madison Avenue
New York, New York 10016

		Re:	Phillips-Van Heusen Corporation
			Form 10-K for the year ended January 30, 2005
			Filed April 14, 2005
			File No. 1-07572

Dear Mr. Russo:

	We reviewed your response to our prior comment on the above referenced filing as set forth in your letter dated April 6, 2006. Our review resulted in the following accounting comment.

Form 10-K for the Year Ended January 30, 2005

1. We note your response to comment one of our letter dated March
30,
2006. We do not concur with your conclusion reached with respect to only disclosing three reportable segments, namely Wholesale Apparel and Related Products, Retail Apparel and Related Products, and Calvin
Klein Licensing. Based on our quantitative review of the actual revenues and gross margins presented for your operating segments it would appear that several of your operating segments do not have similar economic characteristics. Several of your material operating segments demonstrated different trends in both sales and gross margins. Please note the following examples:

Sales from your dress shirt business have been relatively flat when compared with your other wholesale operating segments. For example, we note Izod Sport experienced sales increases of 15.79% in 2003 when compared with 2002, and 8.6% in 2004 when compared to 2003. Furthermore, Izod Sport experienced a 16.84% increase in gross margin in 2004 when compared to 2003. Furthermore, we understand that dress versus casual trends could impact both sales and gross margins.

We have also observed decreasing sales trends in both your Van
Heusen
Retail and Bass Retail operating segments.   As you are aware,
your
Van Heusen Retail operating segment experienced a 4.03% decrease in sales in 2003 as compared to 2002, and remained relatively flat in 2004 when compared to 2003. The Bass Retail operating segment sales decreased 5.34% in 2003 when compared to 2002, and decreased 4.63% in
2004 when compared to 2003. We have also noticed material changes in the gross margins for these operating segments for the years ended 2004, 2003, and 2002.

It appears that you have additional reportable segments. In your response, please provide us with additional analysis in support of the aggregation of the Dress Shirt Group with other apparel operations. It does not appear appropriate to aggregate Izod Sport with other apparel operations based upon recent trends in the Izod business. It does not appear appropriate to aggregate Bass or Van Heusen retail operations with other retail operations due to the size of these businesses, their economic trends and the fact that Bass primarily sells shoes.

	```````````````````````````````````````````````As
appropriate,
please respond to this comment within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested supplemental information. Please file your response letter on EDGAR as a correspondence file.

`		If you have any questions regarding this comment, please
direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3841. Any other questions regarding disclosures issues may be directed to H.
Christopher Owings, Assistant Director at (202) 551-3725.



			Sincerely,



			Michael Moran, Esq.
			Branch Chief


Mr. Vincent Russo
Phillips-Van Heusen Corporation
April 7, 2006
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